Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

August 10, 2017

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:       Vivaldi Opportunities Fund, File Nos.: 333-218180; 811-23255

Dear Ms. O’Neal-Johnson:

The following responds to the additional comment you provided on August 3, 2017 in connection with your review of the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Vivaldi Opportunities Fund (the “Fund” or “Registrant”).1 The change to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Comment: Please disclose what the Registrant sees as the largest hurdle to listing the Fund on a securities exchange.

Response: The Registrant will add the following disclosure to its prospectus:

Following the initial offering of Shares, upon meeting applicable listing eligibility requirements, the Fund intends to list the Shares on a national securities exchange. Both the New York Stock Exchange and the Nasdaq Stock Market require closed-end investment companies to meet certain thresholds, such as the number of round lot holders and aggregate market value of publicly-held shares, to be eligible for listing. Once an investment company meets the required thresholds, it must complete an application, pay an application fee, and make certain undertakings to be listed. The Fund believes that the largest impediment to listing the Shares on an exchange will be meeting the minimum aggregate market value of publicly-held shares.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or, in my absence, to Jillian Bosmann at (215) 988-3307.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer